# CUNA Brokerage Services, Inc.

**(SEC I.D. No. 8-30027)**

**Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2025 and Report of Independent Registered Public Accounting Firm**

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br><br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30027 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CUNA Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 Heritage Way
(No. and Street)

| Waverly | IA | 50677 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jenny Brock | 800-356-2644 | jenny.brock@trustage.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 111 S Wacker Dr | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jenny Brock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company"), as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Jenny Brock*

Title:

Principal Financial Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*



**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL  60606-4301
USA

Tel:  +1 312 486 1000
Fax:  +1 312 486 1486
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder of
CUNA Brokerage Services, Inc.
Waverly, Iowa

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is ultimately wholly-owned by CUNA Mutual Holding Company, as of December 31, 2025, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Emphasis of Matter**

As discussed in Note 1 to the financial statements, the results of the Company may not be  indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated  companies. Our opinion is not modified with respect to this matter.

**Report on Supplemental Schedules**

The accompanying supplemental schedules of Computation of Net Capital For Broker Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Computation of Reserve Requirements For Broker Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2025 (collectively "the supplemental schedules") have been subjected to audit procedures

performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Deloitte & Touche LLP*

March 25, 2026

We have served as the Company's auditor since 2004.

**CUNA Brokerage Services, Inc.**
Statement of Financial Condition
December 31, 2025
($ in 000s, except for per share amounts)

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 27,954 |
| Debt securities, at fair value | | 46,946 |
| Accrued investment income | | 450 |
| Receivable for commissions and fees | | 7,995 |
| Receivables - other | | 37 |
| Federal income taxes recoverable from affiliate | | 35 |
| Deferred tax asset | | 1,262 |
| Other assets | | 3,236 |
| **Total assets** | $ | 87,915 |

## Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable to affiliates | $ | 28,166 |
| Commissions and accounts payable - other | | 5,203 |
| State income taxes payable to affiliate | | 69 |
| Other liabilities | | 8,666 |
| **Total liabilities** | $ | 42,104 |

**Stockholder's equity**

| | | |
|---|---|---|
| Common stock - no par value; | | |
| 2,000 shares authorized with a $300 stated value; 765 issued and outstanding | | 230 |
| Additional paid in capital | | 197,064 |
| Accumulated deficit | | (151,483) |
| **Total stockholder's equity** | $ | 45,811 |
| **Total liabilities and stockholder's equity** | $ | 87,915 |

See accompanying notes to financial statements.

**CUNA Brokerage Services, Inc.**
Statement of Income (Loss)
Year Ended December 31, 2025
($ in 000s)

**Revenues**

| | | |
|---|---|---:|
| Commissions - unaffiliated | $ | 143,488 |
| Commissions - affiliated | | 35,661 |
| Fees | | 102,885 |
| Total commissions and fees | | 282,034 |
| Net investment income | | 2,267 |
| Net realized and unrealized investment gains | | 1,358 |
| Other | | 1,322 |
| **Total revenues** | | 286,981 |

**Expenses**

| | |
|---|---:|
| Commissions, compensation and benefits | 281,692 |
| Administrative expenses | 21,013 |
| Clearing transaction fees | 1,426 |
| **Total expenses** | 304,131 |
| **(Loss) before income taxes** | (17,150) |
| Income tax (benefit) | (3,528) |
| **Net (loss)** | $ (13,622) |

See accompanying notes to the financial statements.

**CUNA Brokerage Services, Inc.**
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2025
($ in 000s)

|  | Common Stock | | Additional | Accumulated | Total Stockholder's |
|  | Shares | Amount | Paid in Capital | (Deficit) | Equity |
| --- | --- | --- | --- | --- | --- |
| **Balance at January 1, 2025** | 765 | $ 230 | $ 179,064 | $ (137,861) | $ 41,433 |
| Net (loss) | - | - | - | (13,622) | (13,622) |
| Capital contribution from parent | - | - | 18,000 | - | 18,000 |
| **Balance at December 31, 2025** | 765 | $ 230 | $ 197,064 | $ (151,483) | $ 45,811 |

See accompanying notes to financial statements.

**CUNA Brokerage Services, Inc.**
Statement of Cash Flows
Year Ended December 31, 2025
($ in 000s)

| | | |
|---|---:|---:|
| **Cash flows from operating activities:** | | |
| Net (loss) | $ | (13,622) |
| Adjustments to reconcile net (loss) to net cash | | |
| used in operating activities: | | |
| Net realized and unrealized investment gains | | (1,358) |
| Amortization and accretion of bond premium and discount | | (452) |
| Expense for uncollectible advance commissions receivables | | 430 |
| Deferred income tax expense | | 523 |
| | | |
| Changes in assets and liabilities: | | |
| Debt securities | | 5,000 |
| Accrued investment income | | 13 |
| Receivable for commissions | | 671 |
| Receivables - other | | (23) |
| Other assets | | 907 |
| Federal income taxes recoverable from affiliate | | 349 |
| Accounts payable to affiliates | | 5,554 |
| Commissions and accounts payable - other | | (910) |
| State income taxes payable to affiliate | | 12 |
| Other liabilities | | (1,843) |
| | | |
| **Net cash used in operating activities** | | (4,749) |
| | | |
| **Cash flows from financing activities:** | | |
| Affiliate note payable - borrowed from affiliate | | 22,652 |
| Affiliate note payable - repayments to affiliate | | (22,652) |
| Capital contribution from parent | | 18,000 |
| | | |
| **Net cash provided by financing activities** | | 18,000 |
| | | |
| **Net increase in cash and cash equivalents** | | 13,251 |
| | | |
| **Cash and cash equivalents, beginning of year** | | 14,703 |
| | | |
| **Cash and cash equivalents, end of year** | $ | 27,954 |
| | | |
| **Supplemental disclosure of cash and non-cash information:** | | |
| Net cash received from affiliate for income taxes | $ | 4,496 |

See accompanying notes to financial statements

## Note 1:  Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is a holding company wholly-owned by CMFG Life Insurance Company ("CMFG Life").  CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and consumers. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is also the principal underwriter for its affiliate, MEMBERS Life Insurance Company ("MLIC"). The Company has triparty agreements with LPL Financial ("LPL") and certain credit unions; through these agreements, CBSI provides relationship management and marketing support to the credit unions (to attract new and existing members), as well as registered representative development and experience support. The registered representatives distribute mutual funds, unit investment trusts, fixed, variable and indexed annuities, life insurance policies, individual bonds and stocks, other investments and financial planning services (including managed account programs) to the credit union members. The Company also acts as a paymaster, providing administration and processing of commission and reimbursement payments and fees to credit unions and registered representatives.

The registered representatives are licensed and supervised by LPL, with these representatives being employed by CMFG Life or the credit unions. LPL acts as the introducing and clearing broker and asset custodian. As such, LPL collects the gross commissions, and pays a portion of the revenues to CBSI, pursuant to the triparty agreements and related Company responsibilities outlined above.

CBSI is a limited broker-dealer, whereby the Company cannot and does not accept customer orders or hold customer funds or investments.

As discussed in Note 7, CMFG Life and its affiliates provide certain services required in the conduct of the Company's operations.  While the Company believes that these transactions were at reasonable terms, the results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

## Note 2:  Summary of Significant Accounting Policies

***Basis of Presentation*** - The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Use of Estimates*** - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Such estimates include the valuation of debt securities, receivables for renewal and trailing commissions, other assets, commissions payables and other liabilities.  Actual results could differ from those estimates.

($ in 000s)

***Cash and Cash Equivalents*** - Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds. Money market mutual funds are stated at their net asset value as of the measurement date, which approximates fair value.

***Debt Securities*** - Investments in debt securities are classified as proprietary trading securities and are carried at fair value. Unrealized gains (losses) from changes in fair value and realized gains (losses) from the sale of debt securities are recorded within the statement of income (loss).

***Receivables for Commissions and Fees*** - Receivables primarily represent an estimate of trailing commissions due to the Company from LPL, based on a percentage of the customers' assets under management. Receivables for commissions and fees also includes commissions due for the sale of financial products as well as a fee rebate receivable.

***Other Assets*** - Other assets primarily represent advance commissions paid to advisors of $1,955 that are to be repaid by various dates through December 31, 2027. An allowance of $430, which offset the gross advance commission balance of $2,385, was recorded, as of December 31, 2025.

Other assets also include advance payments related to agreements with various credit unions to exchange up-front payments for marketing and administrative support of the triparty agreements referenced in Note 1. The advance payments are amortized over the life of the agreements, which typically range from two to five years; the amortization is recognized within administrative expenses in the statement of income (loss). Other assets also includes general prepaid fees and expenses.

***Commissions and Accounts Payable – Other*** - Commissions and accounts payable mainly consist of amounts due to representatives and credit union reimbursements. Commissions payable represent amounts due to the sales representatives in connection with estimated trailing commissions and sales. Credit union reimbursements are amounts due to credit unions for certain expenses that arise due to the production of new and renewal business. These expenses are paid both by the Company directly and through its affiliates, including CMFG Life, whereby the Company records an amount within commissions and accounts payable to affiliates. These costs are recorded as an obligation at the time the corresponding revenue is recognized. The credit union reimbursements are based on a percentage of sales (for upfront commissions) or the customers' assets under management (for renewal and trailing commissions and fee income). As of December 31, 2025, the amount payable for credit union reimbursements was $3,341.

***Other Liabilities*** - Other liabilities primarily includes deferred revenue associated with the transition assistance payment ("TAP") that LPL agreed to pay CBSI, in part to cover certain costs associated with the transition to LPL, as well as generate future revenue. The balance of the TAP is being amortized to revenue on a straight-line basis over the ten-year term of the agreement (which began in May 2022) as CBSI performs its related obligations. This deferred revenue is $8,404, as of December 31, 2025 and is reported as other liabilities on the statement of financial condition. The Company recognized $1,315 of other income related to the amortization of the TAP in 2025.

($ in 000s)

***Commissions – Affiliated and Unaffiliated –*** The Company has a single performance obligation to provide marketing support and relationship management services, as stated in Note 1. CBSI earns revenue, which is paid by LPL, for providing these services; the revenue is based on commissions charged by LPL to the end customers (purchasers of investments, annuities and other products). This revenue consists of up-front sales commissions, trailing commissions, as well as commission on annuities related to marketing the proprietary annuity products of CMFG Life and MLIC, both affiliates of CBSI.

Upfront commissions are based on a percentage of the amount purchased or sold are recognized as revenue on the trade date and collected when the trades are settled. When applicable, an estimate of chargebacks is accrued. Renewal and trailing commissions are generally earned based on a percentage of the customers' assets under management. The Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. Therefore, renewal and trailing commission revenue is recorded when the account values become fixed and determinable and is generally collected on a monthly or quarterly basis in arrears. For the year ended December 31, 2025, up-front and renewal affiliated commission income was $29,183 and $6,478, respectively, and is included within commissions - affiliated on the statement of income (loss). For the year ended December 31, 2025, up-front and renewal unaffiliated commission income was $100,315 and $43,173, respectively, and is included within commissions - unaffiliated on the statement of income (loss).

***Fees –*** Fees include managed account fees, which are based on a percentage of assets under management; these fees are assessed by LPL and other third-party investment companies and collected either in arrears or in advance. Fees also include a rebate that is paid quarterly in arrears, based on assets under management on certain managed account platforms. These fees are all tied to CBSI's single performance obligation, which is the fulfillment of marketing support and relationship management services, as outlined in Note 1. The Company has concluded that the estimate of these fees is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. Fees are recognized when the service is provided, and the value of assets under management become fixed and determinable.

***Net Investment Income*** - Net investment income primarily includes interest earned on debt securities, money market mutual funds and interest income from money loaned to affiliates. Interest income is recognized on an accrual basis.

***Net Realized and Unrealized Investment Gains*** - Net realized and unrealized investment gains primarily includes unrealized holding gains and losses of debt securities. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

***Other Revenue –*** Other revenue primarily includes amortized revenue recognized from the TAP (as noted above).

***Commissions, Compensation and Benefits*** - Commissions, compensation and benefits includes the cost of the affiliated and unaffiliated sales representatives (including credit union and league partners) who distribute the products listed in Note 1 (some of which are products of CMFG Life and MLIC). Additionally, commissions, compensation and benefits include allocated salaries and benefits of other CMFG Life employees that support the Company. Commissions expense also includes bad debt expense for advance commissions paid to advisors of $319 for the year ended December 31, 2025.

***Clearing Transaction Fees*** - Customer securities transactions are executed and cleared by an independent clearing agent (LPL) on a fully disclosed basis. Applicable clearing agent fees, pursuant to the triparty agreements and strategic agreement with LPL, are recognized as an expense when incurred.

*Income Taxes* - The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities.  Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities.  The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

For federal income taxes, the Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach.  Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member, even if the benefits would not be realized on a stand-alone basis.  The Company records a valuation allowance for federal deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group.  For state income taxes, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable as determined on a stand-alone basis.

*Segment Reporting* - The Company operates as a single reportable business segment based on its unified business model focused on providing advisory services to credit unions and their members. This determination was based on the manner in which management uses financial information to evaluate business performance and because the Company's customer base is substantially the same for all products.  The Company's Chief Operating Decision Maker ("CODM") is the CBSI President. The CODM reviews the financial performance of CBSI as a whole and does not consider individual product lines or services as separate segments.  The CODM primarily uses net income to evaluate CBSI's financial performance and allocate resources.

Net income (loss) reflects the Company's overall profitability, encompassing all revenues and expenses, as reported in CBSI's statement of income (loss). This measure provides a comprehensive view of the Company's financial results, which allows for the CODM to monitor CBSI's financial performance against budgeted results. The CODM reviews the expenses on the statement of income (loss) and has concluded those are the significant segment expenses.

The Company had one major customer during the period, LPL, which accounted for all of the Company's commission and fee revenues for the year ended December 31, 2025.

The Company operates in a single geographic area, and all of its revenues are generated from customers located in the United States.

CBSI does not engage in any intra-entity sales or transfers.

Segment assets and net income are consistent with the total assets and net income reported in CBSI's standalone financial statements.

($ in 000s)

***Recently Adopted Accounting Standard Update***

*ASU 2023-09, Improvements to Income Tax Disclosures*

The Company adopted the new standard for the year ended December 31, 2025, which requires disclosure of disaggregated information about the Company's effective tax rate reconciliation and income taxes paid.

***Accounting Standards Updates Pending Adoption***

*ASU 2024-03, Income Statement—Expense Disaggregation Disclosures*

In 2024, the FASB issued ASU 2024-03, Income Statement—Expense Disaggregation Disclosures (Topic 220). The standard requires public business entities to disaggregate certain functional expense captions by the nature of the expense (e.g., employee compensation, depreciation, amortization, and rent). It also requires a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

The guidance is effective for fiscal years beginning after December 15, 2026. Adoption may be implemented on either a prospective or retrospective basis, with early adoption permitted. The Company is currently evaluating the impact of this ASU on our required expense disclosures in the financial statements.

($ in 000s)

## Note 3: Investments

### *Debt Securities*

The amortized cost and estimated fair values of debt securities at December 31, 2025 are as follows:

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Domestic corporate securities | $ 30,680 | $ 30,028 |
| U.S. government and agencies | 9,983 | 10,212 |
| Foreign corporate securities | 6,578 | 6,706 |
| Total debt securities | $ 47,241 | $ 46,946 |

The amortized cost and estimated fair values of investments in debt securities at December 31, 2025, by contractual maturity, are as follows:

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due in one year or less | $ 3,992 | $ 3,969 |
| Due after one year through five years | 36,685 | 36,730 |
| Due after five years through ten years | 6,564 | 6,247 |
| Total debt securities | $ 47,241 | $ 46,946 |

### *Net Investment Income*

Sources of net investment income for the year ended December 31, 2025 are as follows:

| | 2025 |
|---|---|
| Gross investment income | |
| Debt securities | $ 1,890 |
| Cash and cash equivalents | 633 |
| Total gross investment income | 2,523 |
| Investment expenses | 256 |
| Net investment income | $ 2,267 |

## Note 4:  Fair Value

The Company uses fair value measurements to record the fair value of certain assets.

### *Valuation Hierarchy*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels.  The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset.  This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. The Company uses prices and inputs that are current as of the measurement date.  In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy.  The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value.  The availability of observable inputs varies by investment.

($ in 000s)

***Valuation Process***

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

***Transfers Between Levels***

There were no transfers between levels during the year ended December 31, 2025.

***Fair Value Measurement – Recurring Basis***

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2025.

| Assets, at Fair Value | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash equivalents | $ 27,945 | $ - | $ - | $ 27,945 |
| Debt securities | | | | |
| Domestic corporate securities | - | 30,028 | - | 30,028 |
| U.S. government and agencies | - | 10,212 | - | 10,212 |
| Foreign corporate securities | - | 6,706 | - | 6,706 |
| Total debt securities | - | 46,946 | - | 46,946 |
| Total assets, at fair value | $ 27,945 | $ 46,946 | $ - | $ 74,891 |

***Fair Value Measurements for Financial Instruments Not Reported at Fair Value***

The carrying amounts for accrued investment income and certain receivables and payables approximate their fair values due to their short-term nature and have been excluded from the fair value table above.

### Determination of Fair Values

The Company determines the estimated fair value of its assets using primarily the market approach and the income approach. The use of quoted prices and matrix pricing and similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. A summary of valuation techniques for classes of financial assets by fair value hierarchy level is as follows:

Level 1 Measurements

*Cash equivalents:* Consists of money market mutual funds; valuation is based on the closing price at December 31, 2025.

Level 2 Measurements

*Domestic corporate securities:* Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

*U.S. government and agencies:* U.S. Treasury securities and debentures issued by agencies of the U.S. government are valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

*Foreign corporate securities:* Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

($ in 000s)

## Note 5: Income Tax

The Company is included in the consolidated federal income tax return filed by CMHC. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax (benefit) for the year ended December 31, 2025 is as follows:

| | | 2025 |
|---|---|---|
| Current tax expense (benefit): | | |
| Federal | $ | (4,144) |
| State | | 93 |
| Total current income tax (benefit) | | (4,051) |
| Deferred income tax expense: | | |
| Federal | | 523 |
| Total deferred income tax expense | | 523 |
| Income tax (benefit) | $ | (3,528) |

Income tax (benefit) differs from the amount computed by applying the U.S. federal corporate income tax rate to (loss) before income taxes for the year ended December 31, 2025 due to the items listed in the following reconciliation:

| | 2025 | | |
|---|---|---|---|
| | Amount | | Percent |
| Tax expense (benefit) computed at federal corporate tax rate | | (3,600) | 21.0% |
| Nontaxable or nondeductible items | | (2) | 0.0% |
| State and local taxes, net of federal benefits | | 74 | (0.4%) |
| Income tax (benefit) | $ | (3,528) | 20.6% |

($ in 000s)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 are as follows:

| | | 2025 |
|---|---|---|
| Deferred tax assets | | |
| State loss carryforwards | $ | 8,998 |
| Deferred income | | 2,169 |
| General expense accrual | | 26 |
| Gross deferred tax assets | | 11,193 |
| Less: Valuation allowance for state deferred tax assets | | (9,237) |
| Net deferred tax assets | | 1,956 |
| Deferred tax liabilities | | |
| Investments | | 200 |
| Prepaid expenses | | 494 |
| Gross deferred tax liabilities | | 694 |
| Deferred tax asset | $ | 1,262 |

As of December 31, 2025, the Company recorded a valuation allowance of $9,237 against its net state deferred tax assets including deferred tax assets related to state net operating loss carryforwards. Under the benefits-for-loss approach, a valuation allowance has not been recorded against the Company's federal deferred tax assets as they are expected to be realized by the consolidated group. The valuation allowance increased $776 in 2025 primarily due to additional state operating losses incurred.

As of December 31, 2025, the Company had state operating loss carryforwards of $152,601 with a related tax benefit of $8,998. These carryforwards expire in various years through 2045. The Company did not have any federal capital loss, operating loss or credit carryforwards.

The Company has determined that no material uncertain tax positions exist as of December 31, 2025. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2025. Management does not anticipate a material change to the Company's uncertain tax positions during 2026.

It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes. For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for years ended before 2022.

($ in 000s)

**Note 6: Net Capital Requirements**

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule (“Rule 15c3-1”), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2025, the Company had net capital under Rule 15c3-1 of $36,400 which was $33,593 in excess of its required net capital of $2,807 and the Company's ratio of aggregate indebtedness to net capital, as defined, was 1.16 to 1.00.

**Note 7: Related Party Transactions**

CMFG Life provides services to the Company as defined in an expense sharing agreement and charges the Company for the cost of such services. The agreement covers expenses related to sales and marketing, administrative, operations and other support and infrastructure costs. CMFG Life pays commissions and compensation expenses on behalf of the Company, for which the Company reimburses CMFG Life. Total expenses related to the Company for services provided by CMFG Life for the year ended December 31, 2025 were reported as follows on the accompanying statement of income (loss).

| | 2025 | |
|---|---|---|
| Commissions, compensation and benefits | $ | 281,584 |
| Administrative expenses | | 16,430 |
| Clearing-transaction fees | | 110 |
| Total related-party expenses | $ | 298,124 |

Related party balances are settled periodically, with certain transactions settled daily.

Commissions, compensation and benefits, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and other related expenses.

Accounts receivable from affiliate are netted against commissions and accounts payable to affiliates when a right of offset exists.

Commission income related to brokering proprietary products of CMFG Life and MLIC is received from LPL (rather than from CMFG Life and MLIC directly) and is included within commissions – affiliated on the statement of income (loss) and was $6,075 and $29,586, respectively, for the year ended December 31, 2025.

The Company hires MEMBERS Capital Advisors, Inc. (“MCA”) a subsidiary of CMIC, as its investment advisor; MCA is utilized to invest the Company’s invested assets. The Company recorded MCA investment management fees totaling $96 in 2025 related to MCA’s management of the Company’s investments; these fees are netted within net investment income on the statement of income (loss).

($ in 000s)

The Company has an agreement with CMFG Life, which addresses the lending and borrowing of funds between the two entities. This arrangement enables CMFG Life to efficiently manage cash and liquidity, while providing the Company with an opportunity to earn investment income. Additionally, CBSI can borrow from CMFG Life, if needed, for cash management purposes. There was no balance outstanding on this arrangement as of December 31, 2025. For the year ended December 31, 2025, the Company did not earn any interest income from CMFG Life. During 2025, the Company incurred $34 in interest expense on funds borrowed from CMFG Life, which is included in administrative expenses.

**Note 8: Commitments and Contingencies**

***Financial Instruments with Off-Balance Sheet Credit Risk*** - As discussed in Note 1, *Organization and Description of Business*, as a limited services broker, the Company, as of December 31, 2025, does not accept customer orders and has an arrangement whereby LPL clears the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

***Regulatory Matters*** - In the normal course of business, the Company may discuss matters raised during routine examinations or other inquiries with its regulators. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

***Pending Litigation*** - The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

**Note 9: Subsequent Events**

The Company evaluated subsequent events through March 25, 2026, the date the financial statements were issued. There were no subsequent events that require adjustment to or disclosure in the accompanying financial statements.

# SUPPLEMENTAL SCHEDULES

**CUNA Brokerage Services, Inc.**
Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2025
($ in 000s)

| | | |
|---|---|---:|
| Stockholder's equity | $ | 45,811 |
| | | |
| Deductions: | | |
| Nonallowable assets | | 6,685 |
| Haircut on securities | | 2,726 |
| | | |
| Net capital | | 36,400 |
| | | |
| Amounts included in total liabilities which represent aggregate indebtedness: | | |
| Accounts payable to affiliates | | 28,166 |
| Commissions and accounts payable - other | | 5,203 |
| State income taxes payable to affiliate | | 69 |
| Other liabilities | | 8,666 |
| | | |
| Total aggregate indebtedness | | 42,104 |
| Capital requirement: | | |
| Minimum requirement (greater of $5 or 6-2/3% of aggregate indebtedness) | | 2,807 |
| | | |
| Net capital in excess of requirement | $ | 33,593 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 1.16 |

There is no material difference between the net capital reported above and that reported in the Company's amended Part IIA (Unaudited) FOCUS Report filed on January 27, 2026.

**CUNA Brokerage Services, Inc.**
Supplemental Schedule of Computation of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C. F.R. § 240.15c3-3 but also does not trigger a requirement because the Company is not an introducing broker or dealer and is never in possession or control of customer cash or securities.

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**CUNA Brokerage Services, Inc.**
Supplemental Schedule of Information Relating to the Possession or
Control Requirements Under Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2025

The Company does not carry customer accounts or otherwise hold customer funds. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company limits its business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer (LPL) or its agent and not to the Company.